FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January  29,  2015, announcing  today  that Yuval Ronen has been appointed Chief Financial Officer of the Company, effective April 12, 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated January 29, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Gilat Announces Appointment of Yuval Ronen
as Chief Financial Officer Effective April 12, 2015

Petah Tikva Israel -- January 29, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Yuval Ronen has been appointed Chief Financial Officer of the Company, effective April 12, 2015.

Ronen has 15 years of combined financial and operational management experience with public and private companies across multiple industries. Prior to joining Gilat, Ronen served as VP Finance and Operations for the European and North American business unit of Orbotech Ltd. From 2007 to 2011, he served as CFO at Bynet Data Communications Ltd. Prior thereto, he served for 7 years in several finance positions, the most recent as VP Finance, at Ceragon Networks Ltd. Ronen holds a B.A. in Accounting and Economics and an M.B.A., both from Tel Aviv University, and is a Certified Public Accountant in Israel.

Ronen will succeed Yaniv Reinhold, who after 15 years at Gilat, will leave the Company to pursue other opportunities, but has agreed to be available for assistance during the transition period.

"Yuval Ronen’s broad-based experience as a finance and operations professional, including with NASDAQ-listed public companies, gives him a solid platform for the job of Chief Financial Officer of Gilat," commented Erez Antebi, Chief Executive Officer of the Company. "We welcome Yuval and look forward to working with him as part of the Company's management team."

Antebi added, "Yaniv has been a key member of the Gilat management team and has contributed greatly to our success over the past 15 years. We thank him for his excellent service to the Company and wish him well in his future endeavors. With Yaniv's assistance, we expect a smooth transition for Yuval into his new position."

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com